RGC Resources, Inc.

519 Kimball Avenue, N.E.

P.O. Box 13007

Roanoke, Virginia 24030

(540) 777-4427

September 19, 2008

Via EDGAR and Facsimile (202) 772-9204

Mr. William H. Thompson, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C. 20549

RE:	RGC Resources, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2007

Filed December 21, 2007

File No. 0-26591

Dear Mr. Thompson:

This letter contains the response of RGC Resources, Inc. (“RGC”) to the Staff’s letter of comments, dated September 9, 2008 (the “Staff Letter”), with respect to RGC’s Form 10-K for the fiscal year ended September 30, 2007 (“Form 10-K”). This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier for delivery on the morning of September 22, 2008.

Set forth below are RGC’s responses to the Staff Letter. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K, unless the context indicates otherwise.

As described below, RGC will be filing an amendment to its Form 10-K next week. RGC expects to file on September 23, 2008.

If, from the Responses below, it appears that you may take issue with any proposed revision to be included in RGC’s Form 10-K/A, we request that you contact our securities counsel Talfourd (“Fourd”) H. Kemper, Jr. at (540) 983-7552 before we file.

Mr. William H. Thompson, Branch Chief

September 19, 2008

Form 10-K for the Fiscal Year Ended September 30, 2007

COMMENT:

Item 9A. Controls and Procedures, page 13

1.	We note your statement that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective “subject to the above exception.” Given this disclosure, it is unclear whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective as of the end of the period covered by the report. Please revise your disclosure to state in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures. For example, you can state that based on management’s evaluation of your disclosure controls and procedures as of the end of the period, your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were either effective or ineffective. However, their conclusion should not be subject to an exception regarding an identified material weakness. Refer to Exchange Act Rule 13a-15 and Item 307 of Regulation S-K.

RESPONSE:

RGC will file a Form 10-K/A with a revised Item 9A in which it states, without qualification, that, based on their evaluation of RGC’s disclosure controls and procedures as of September 30, 2007, RGC’s chief executive officer and chief financial officer do conclude that these disclosure controls were effective.

COMMENT:

2.	We note your disclosure that there were no significant changes in your internal control over financial reporting during the quarter. Please revise to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Otherwise, simply state that there were no changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to affect, your internal control over financial reporting. Refer to paragraph (c) of Item 308 of Regulation S-K.

RESPONSE:

RGC will file a Form 10-K/A with a revised Item 9A. This revised Item 9A, as set forth below, makes clearer that RGC did have a change in its internal control over financial reporting with accompanying disclosure.

Mr. William H. Thompson, Branch Chief

September 19, 2008

Item 9A. Controls and Procedures

Based on their evaluation of the Company’s disclosure controls and procedures (as defined by Rule 13a-15(e) under the Securities Exchange Act of 1934) as of September 30, 2007, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls are effective. The Company made the following change to its internal control over financial reporting during the quarter ended September 30, 2007. In connection with the filing of a Form 10-Q/A for the quarter ended June 30, 2007, the Company identified and disclosed a material weakness in its internal control over financial reporting. It is the opinion of management that this control weakness was an isolated instance related to a one-time transaction and did not otherwise impact our disclosure controls or our internal controls over financial reporting. In regards to the identified material weakness, the Company undertook remediation measures that include a more formal evaluation of the income tax implications of material non-routine transactions.

COMMENT:

Report of Independent Registered Public Accounting Firm on the Schedules. page 15

3.	It does not appear that you provided a report of your independent accountants on the financial statement schedules for the year ended September 30, 2006 and on the adjustments to the financial statement schedules for the year ended September 30, 2005. Please revise or otherwise advise. Refer to Rule 5-04(c) of Regulation S-X.

RESPONSE:

A revised report of our independent registered public accounting firm on the financial statement schedules will be included in the Form 10-K/A being filed by RGC. The revised report will include 2006 as well as the impact of the adjustments as of and for the year ended September 30, 2005 to reflect the Bluefield, West Virginia and Virginia operations and energy marketing business as discontinued operations.

COMMENT:

Valuation and Qualifying Accounts, page 17

4.	Please disclose the nature of deductions to the valuation accounts for each year presented in a footnote to the table. Refer to Rule 12-09 of Regulation S-X.

Mr. William H. Thompson, Branch Chief

September 19, 2008

RESPONSE:

Review of Rule 12-09 indicates a desire for a description for the deductions on the valuation accounts. The valuation schedule includes three different valuation accounts. The first is for the Allowance for Doubtful Accounts, which RGC details in footnote 3 of the financial statements. The second valuation schedule relates to the RGC’s former self-insured medical plan where the deductions relate to payment of health insurance claims. The third valuation account is related to other reserves for which activity is primarily related to payment of corporate insurance deductibles and premium audits. A description of the deductions will be included with the table in the Form 10-K/A being filed by RGC.

COMMENT:

Signatures, page 19

5.	The report should also be signed, in the second signature block, on your behalf by your principal accounting officer in his or her capacity as such. Refer to general instruction D(2)(a) and (b) of Form 10-K. Please revise.

RESPONSE:

The instruction requires a report to be signed on behalf of a registrant’s (i) principal executive officer, (ii) its principal financial officer, and (iii) its controller or principal accounting officer [emphasis added].

In our case, (i) John Williamson signed in his capacity as “Chief Executive Officer”, (ii) Howard Lyon signed in his capacity as “Principal Financial Officer” (as shown in parentheses because not in his then-current formal job title) and (iii) Howard Lyon signed in his capacity as “Controller”. Therefore, RGC believes it followed the instructions and signed in all three required capacities.

Mr. Lyon’s title has changed from “Controller” to “Chief Financial Officer”, so in the future (and on the Form 10-K/A) RGC will be sure to specify that he is signing in his capacity as “principal accounting officer” since he will no longer be a controller.

Mr. William H. Thompson, Branch Chief

September 19, 2008

COMMENT:

Exhibit 13 Annual Report to Shareholders

Management’s Discussion and Analysis, page 10

Contractual Obligations and Commercial Commitments, page 20

6.	In future filings, please disclose scheduled interest payments on long-term debt obligations in the table. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. Regardless of whether you decide to include or exclude estimated variable interest payments in the table, you should include a footnote that provides appropriate disclosure to the extent necessary for an understanding of the timing and amount of the contractual obligations. In addition, please include planned and required payments to your defined benefit retirement plans in the table. See Item 303(a)(5) of Regulation S-K and footnote 46 to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations available on our web site at http://www.sec.gov/rulestinterp/22-8350.htm.

RESPONSE:

In future filings, as a smaller reporting company, RGC will no longer need to provide disclosure pursuant to Item 303(a)(5) of Regulation S-K.

With respect to 2007 and payments to RGC’s defined benefit retirement plans, RGC did not have any required payments. RGC’s estimated payments for the next year have been determined and is disclosed in the Employee Benefit Plans footnote, but subsequent funding levels generally are not known.

COMMENT:

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 7

7.	Please tell us the rational for presenting cash receipts and payments under your line of credit agreements on a net basis. Specifically address the guidance in paragraphs 12 and 13 of SFAS 95.

RESPONSE:

RGC’s line-of-credit agreement provides for daily advances and repayments depending on the operational cash shortfalls or excesses of the business with any excess cash first used to pay down outstanding amounts under the line and then “swept” into overnight investments. Paragraph 13 of SFAS No. 95 states that items may qualify “for net reporting because their turnover is quick and amounts are large and their maturities are short.” Under RGC’s line of credit, the advances may be repaid overnight, the aggregate amount of these daily advances and repayments during the fiscal year are large, and the maturity of each advance can be short. Although the maturity of RGC’s credit facility is for a stated term (with available credit resets at various dates), the maturity of each advance is the next day in which there is available cash for its repayment.

Mr. William H. Thompson, Branch Chief

September 19, 2008

RGC believes that presenting cash receipts and payments under its credit facility on a net basis is consistent with Example 1 in Appendix C of SFAS No. 95 and that presenting such receipts and payments on a gross basis would reduce the usefulness of the information rather than add clarity.

COMMENT:

Note 1. Summary of Significant Accounting Policies, page 9

Rate Regulated Basis of Accounting, page 9

8.	In future filings, please disclose the amount of any regulatory assets not earning a return, along with the recovery period(s) of such assets. Refer to paragraph 20 of SFAS 71.

RESPONSE:

In future filings, RGC will disclose the amount of any regulatory assets not earning a return, along with the recovery period(s) of such assets.

COMMENT:

Utility Plant and Depreciation page 10

9.	In future filings, please disclose the overall composite rate of depreciation for each year presented.

RESPONSE:

In future filings, RGC will disclose the overall composite rate of depreciation for each year presented.

COMMENT:

Form 10-Q for Fiscal Quarter Ended June 30 2008

Condensed Notes to Consolidated Financial Statements Unaudited

10.	Please provide the disclosures required by paragraphs 20 and 21 of FIN 48 in future filings.

RESPONSE:

RGC completed its FIN 48 assessment at the beginning of the first quarter of 2008 and did not identify any tax positions meeting the criteria for recognition or disclosure under FIN 48. RGC therefore concluded that the disclosures required by FIN 48 were not material to its financial statements and that the “boilerplate” disclosures would possibly add confusion rather

Mr. William H. Thompson, Branch Chief

September 19, 2008

than be informative to a reader of the financial statements. Because of the regulated nature of RGC’s business, aggressive tax positions can be disadvantageous rather than beneficial and therefore RGC’s posture has been one driven by desire to be in compliance with IRS law and regulations. However, in future filings, RGC will add an affirmative statement disclosing (i) that there are no such positions, (ii) RGC’s accounting methods for interest and penalties, if any, and (iii) the years open for examination by taxing authorities.

*        *        *

RGC hereby acknowledges the following:

•	RGC is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RGC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in review of RGC’s periodic filings. Again, please contact RGC’s securities counsel Talfourd (“Fourd”) H. Kemper, Jr. at (540) 983-7552 if you have any questions or require any additional information.

Sincerely,

RGC RESOURCES, INC.

/s/ Howard T. Lyon
Howard T. Lyon
Vice-President, Treasurer and CFO

cc:	John B. Williamson, III, President and CEO

Talfourd H. Kemper, Jr., Woods Rogers PLC

Nicholas C. Conte, Woods Rogers PLC

Jim Harrison, Brown Edwards & Company, LLP